Exhibit 99.1

Linkers Industries Announces 1-for-250 Reverse Share Split Effective April 6, 2026

SUNGAI PETANI, Malaysia, April 1, 2026 (GLOBE NEWSWIRE) – via IBN – Linkers Industries Limited (NASDAQ: LNKS) (the “Company”), a manufacturer and supplier of wire and cable harnesses with operations in Malaysia, today announced that its board of directors has approved a reverse split of its Class A ordinary shares and Class B ordinary shares on a 1-for-250 basis (the “Reverse Share Split”). The Company’s Class A ordinary shares will begin trading on the Nasdaq Stock Market LLC (“Nasdaq”) on a post-split basis on April 6, 2026, under the symbol “LNKS” under a new CUSIP number – G5496W110.

As a result of the Reverse Share Split, each 250 issued and outstanding Class A ordinary shares will be combined into one Class A ordinary share and each 250 issued and outstanding Class B ordinary shares will be combined into one Class B ordinary share, automatically and without any action by shareholders. The Reverse Share Split will result in a proportional increase in par value from US$0.00001 per share to US$0.0025 per share and an adjustment of the Company’s authorized shares comprising (a) 3,750,000 Class A ordinary shares with a par value of US$0.0025 each and (b) 250,000 Class B ordinary shares with a par value of US$0.0025 each. After giving effect to the Reverse Share Split, the Company expects to have approximately 1,356,613 Class A ordinary shares and 250,000 Class B ordinary shares issued and outstanding. The Reverse Share Split is intended to increase the market price per Class A ordinary share to allow the Company to maintain its Nasdaq listing.

No fractional shares will be issued as a result of the Reverse Share Split.. Any fractional share in the total number of issued post-Reverse Share Split Class A ordinary shares that would have resulted from the Reverse Share Split will be rounded up to the nearest whole number by issuing such fractional post-Reverse Share Split Class A ordinary share as necessary to Cede & Co., as nominee for The Depository Trust Company.. The shares underlying the Company’s warrants will also be adjusted accordingly. The Reverse Share Split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Class A ordinary shares, except for adjustments that may result from the treatment of fractional shares.

The Reverse Share Split was approved by the Company’s board of directors on March 24, 2026.

The Company’s transfer agent, VStock Transfer, LLC, will act as the exchange agent. Adjustments made to Class A ordinary shares and Class B ordinary shares represented by physical stock certificates can be made upon surrender of the certificate to the transfer agent. Please contact VStock Transfer, LLC for further information at (212) 828-8436.

About Linkers Industries Limited

Linkers Industries Limited is a manufacturer and a supplier of wire/cable harnesses with manufacturing operations in Malaysia and has more than 20 years’ experience in the wire/cable harnesses industry. The Company offers customized wire harnesses for different applications and electrics designs. Our customers are generally global brand name manufacturers and original equipment manufacturers in the home appliances, industrial products and automotive industries that are mainly based in the Asia Pacific Region.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of the Company. All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements regarding the implementation and proposed timing of the Reverse Share Split, the commencement of trading of the Company’s post-split Class A ordinary shares, the impact of the Reverse Share Split on the Company’s securityholders, including any adjustments that may result from the treatment of fractional shares, the Company’s ability to comply with the minimum bid price requirement for continued listing on the Nasdaq Capital Market and the expected number of Class A ordinary shares to be issued and outstanding following the Reverse Share Split. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, risks and uncertainties related to the Reverse Share Split having the desired effect, the Company’s ability to comply with Nasdaq’s listing requirements, the potential de-listing of the Company’s securities on Nasdaq, and additional risks and uncertainties set forth in the "Risk Factors" section of the Company’s Annual Report on Form 20-F for the year ended June 30, 2025, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations

For investor and media inquiries, please contact:

Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A,
Kawasan Perusahaan MIEL Sungai Lalang,
08000 Sungai Petani, Kedah Darul Aman, Malaysia

Tel : +60 4 4417802

Email: linkers.ir@linkers-hk.com

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